November 21, 2016

Via EDGAR and Federal Express

Mr. Jason Langford
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Tengasco, Inc. (“Tengasco” or the “Company”)
Registration Statement on Form S-1
Filed October 17, 2016
File No. 333-214149
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 30, 2016
File No. 1-15555

Dear Mr. Langford:

The Company is in receipt of the comment letter dated November 14, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced registration statement on Form S-1 (the “Registration Statement”), as amended by Amendment No. 1 to registration statement on Form S-1 filed with the Commission on October 21, 2016 (the “First Amended Registration Statement”), and annual report on Form 10-K (the “Annual Report”).  In connection therewith, the Company has filed via EDGAR an amended registration statement on Form S-1 (the “Second Amended Registration Statement”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.  For the Staff’s convenience, we have included with this letter a “redlined” copy of the Second Amended Registration Statement showing all changes to the filing since the filing of the First Amended Registration Statement.

Mr. Jason Langford
November 21, 2016

Responses to SEC Comments

Registration Statement on Form S-1

General

1.
Please include in your next amendment the information which Securities Act Rule 430A does not permit you to omit.  For example, you omit the expiration date of the offering and the approximate number of shares you expect to have outstanding following the offering.

Response:  Pursuant to Rule 430A of the Securities Act of 1933, as amended (the “Securities Act”), and your discussion with legal counsel for the Company, disclosure specifying the public offering price, amount of proceeds, and other items dependent upon the offering price and offering date (including the expiration date of the offering and the number of shares outstanding following the offering) has been omitted from the form of prospectus filed as part of the Second Amended Registration Statement.  However, such disclosure will be included in a final prospectus to be filed with the Commission pursuant to Rule 424(b) of the Securities Act.

Incorporation by Reference, page 1

2.
You suggest that you are incorporating by reference filings which Item 12(a) of Form S-1 requires you to specifically incorporate by reference, such as the DEF14A you filed after filing the Form S-1 registration statement.  Either provide in the Form S-1 all the requisite information from Items 3 through 11 of Form S-1, or revise to comply with Item 12, which does not provide for incorporation by reference of filings made in the period after the filing of your Form S-1 registration statement but prior to its effectiveness.

Response:  The Company has revised the disclosure in response to the Staff’s comment.  Please see page 1 of the enclosed redlined Second Amended Registration Statement.

Material U.S. Federal Income Tax Consequences, page 29

Tax Consequences to U.S. Holders, page 31

3.
We note your statements that you believe the “receipt of subscription rights should be treated as a non-taxable distribution for U.S. federal income tax purposes” and that you believe “the receipt of subscription rights should generally not be taxable.”  If you retain these statements, they should be supported by an opinion that has been rendered by counsel or an independent public or certified public accountant.  See Item 601(b)(8) of Regulation S-K.  See also Sections III.A.1, III.A.2, and III.C.2 of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm.

Mr. Jason Langford
November 21, 2016

Response:  The Company has revised the disclosure in response to the Staff’s comment.  Please see pages 5, 11, 16, 31, and 33 of the enclosed redlined Second Amended Registration Statement.

Opinion of Counsel, Exhibit 5.1

4.
Please obtain and file a dated legality opinion.  See Items 601(b)(5) and 601(b)(23) of Regulation S-K.  In addition, please explain why the opinion provides the company’s mailing address but not its name in the letterhead.  We note that Mr. Sorensen is identified as a named executive officer in the recently filed DEF14A.  Although he currently refers to himself as your “special counsel,” in the new or revised opinion please clarify that he also is your “General Counsel” (see page 37 of the Form S-1) and serves in three separate capacities (see page 18 of the recently filed DEF14A).

Response:  The Company has revised the disclosure in response to the Staff’s comment.  Please see Exhibit 5.1 to the enclosed redlined Second Amended Registration Statement.

Exhibit 23.1

5.	Please obtain and file a revised consent from LaRoche Petroleum Consultants, Ltd. which includes the date. See Item 601(b)(23) of Regulation S-K.

Response:  The Company has revised the disclosure in response to the Staff’s comment.  Please see Exhibit 23.1 to the enclosed redlined Second Amended Registration Statement.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

6.
We note your website www.tengasco.com contains links to various press releases of your quarterly results and that you have not reported this information on Form 8-K.  Please comply with the requirements of Item 2.02 of Form 8-K.

Response:  On November 18, 2016, the Company filed with the Commission a current report on Form 8-K in connection with the press release announcing the results of operations or financial condition of Tengasco for the period ended September 30, 2016.  On the date hereof, the Company filed with the Commission a separate current report on Form 8-K containing all of the press releases announcing the results of operations or financial condition of Tengasco for the periods ended December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, March 31, 2016 and June 30, 2016.

Mr. Jason Langford
November 21, 2016

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 420-4460.

Sincerely,

/s/Michael J. Rugen
Michael J. Rugen
Chief Executive Officer

cc:          Kristin L. Lentz, Davis Graham & Stubbs LLP

Enclosure